Mail Stop 3561

May 28, 2009

Mark D. Klein, Chief Executive Officer
Alternative Asset Management Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, N.Y. 10022

> **Re:** **Alternative Asset Management Acquisition Corp.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-33629**

Dear Mr. Klein:

We have reviewed your filing and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Paul D. Lapping, CFO
        Fax: (212) 409-2407